Trinseo Materials Operating S.C.A. Trinseo Materials Finance, Inc. 1000 Chesterbrook Boulevard Suite 300 Berwyn, PA 19312

December 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

Registration Statement on Form S-4

Filed September 30, 2013

File No. 333-191460

Dear Ms. Long:

Trinseo Materials Operating S.C.A. (“Trinseo Operating”) and Trinseo Materials Finance, Inc. (together with Trinseo Operating, the “Issuers”) set forth below our response to the letter dated October 24, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Issuers’ Registration Statement on Form S-4, File No. 333-191460 (the “Registration Statement”) filed with the Commission on September 30, 2013 (the “Initial Filing”). The Issuers are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made to the Initial Filing in response to the Comment Letter. Amendment No. 1 has also been revised to replace the interim financial information as of and for the six month period ended June 30, 2013 with financial information as of and for the nine month period ended September 30, 2013. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Issuers’ response to each comment. References herein to the “we”, “us”, our” or the “Company,” refer to Trinseo S.A. and its consolidated subsidiaries (including the Issuers), taken as a combined entity and as required by context, may also include our business as owned by our predecessor The Dow Chemical Company (“Dow”) for any dates prior to June 17, 2010. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

Securities and Exchange Commission

December 6, 2013

General

1.	Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response to Comment 1

We acknowledge that the Staff will send comments regarding our confidential treatment request under separate cover and that request for acceleration of effectiveness of the Registration Statement will not be considered until all issues concerning the confidential treatment request are resolved. To date, we have not received any comments to our request. As discussed with Ms. Haywood on a call with our attorneys, we are working as expeditiously as possible to comply with all Staff comments, as we are obligated to have the Registration Statement be effective by the end of the year. We respectfully request that the Staff provide us with any comments on our confidential treatment request as soon as possible, so that we have time to address any such comments and still meet our effectiveness deadline. In addition, we note that one of the material agreements for which we sought confidential treatment in our Initial Filing (Exhibit 10.28) has been amended, which amendment is being filed with our Amendment No. 1 (as Exhibit 10.33), and for which we are seeking further confidential treatment on the same basis as the original agreement in the Initial Filing.

Supplemental Letter

2.	We note the supplemental letter filed as Correspondence on EDGAR. Please revise the letter to also represent that with respect to any broker-dealer that participates in the exchange offer with respect to original notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuers or an affiliate of the issuers to distribute the exchange notes.

Response to Comment 2

The supplemental letter has been revised in response to the Staff’s comment, and the revised letter has been filed concurrently with the Commission through its EDGAR system as Correspondence.

Prospectus Cover Page

3.	Please disclose that the exchange notes will be guaranteed by the issuers’ direct and indirect parent companies and certain existing and future 100% owned subsidiaries of the ultimate parent guarantor, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions. Please address this comment elsewhere in the filing where you describe the terms of the guarantees.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see cover page, and pages 17 and 166 of Amendment No. 1 for the revised disclosure.

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December 6, 2013

Market, Ranking, Industry Data and Forecasts, page ii

4.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for use in the registration statement.

Response to Comment 4

We respectfully advise the Staff that all market and industry data contained in the Registration Statement represents information that was not specifically commissioned by us for use in the Registration Statement, and, as described in greater detail herein, unless otherwise noted, is generally available to the public.

In the normal course of doing business, we obtain market and industry data from several sources, including, but not limited to, (1) our own internal research, (2) commissioned studies for business purposes and (3) trade and industry publications. Such publications include, but are not limited to, those by IHS, a global information company; ICIS, the world’s largest petrochemical market information provider; Argus, an independent media organization which publishes market reports containing price assessments, market commentary and news, and business intelligence reports that analyze market and industry trends; SIRC, the Styrene Information & Research Center; and industry publications from nationally recognized management and consulting firms such as McKinsey & Company, Bain & Company and Nexant. Most of this information is generally available to the public, though, in respect of our own internal research, our analysis of publicly available information is, of course, not itself for public consumption, and, in respect of trade and industry publications, some may require the payment of subscription fees. In the Registration Statement, if we are relying on specific data from a third party source, then that source is explicitly identified, and such source is publically available.

Our History and Structure, page 7

5.	We note your disclosure related to Trinseo Materials Finance, Inc. Please revise the appropriate sections of the prospectus to describe the nature of the co-issuers’ obligations under the exchange notes. To the extent that they are joint and several, so disclose.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment to reflect that the co-issuers’ obligations under the Exchange Notes are joint and several obligations. Please see cover page and pages 8, 15 and 166 of Amendment No. 1 for the revised disclosure.

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December 6, 2013

Summary Description of the Exchange Notes, page 15

Guarantees, page 17

6.	Please identify here the names of each parent guarantor. Please also confirm that any provision applicable to Trinseo S.A. as a parent guarantor applies equally to the other parent guarantors identified in footnote (2) to your graphical presentation on page eight.

Response to Comment 6

The parent guarantors are: (a) Trinseo S.A.; (b) Styron Luxco S.à r.l.; (c) Styron Holding S.à r.l.; (d) Trinseo Materials S.à r.l.; and (e) Styron Investment Holdings Ireland. We confirm that any provision applicable to Trinseo S.A., as a parent guarantor, applies equally to all other parent guarantors identified in footnote (2) to our graphical presentation on page eight of the Registration Statement. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 17 and 166 of Amendment No. 1 for the revised disclosure.

Summary Historical Financial and Operating Information, page 20

7.	We note that your adjustment (c) related to Dow corporate and other allocations relates to utilities and site services at Styron/Dow shares sites, indirect costs such as supply chain and administrative costs and other corporate costs that were allocated or charged to Styron using activity based costing or other allocation methodologies. Please disclose the estimated amount of your expenses on a stand alone basis. Refer to Question 2 of SAB Topic 1:B:1.

Response to Comment 7

We acknowledge the Staff’s comment and notes that pursuant to Question 2 of SAB Topic 1:B:1, the Staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses (other than income taxes and interest) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.” We have considered this guidance, and respectfully advise the Staff that we do not believe that disclosure of management’s estimate of stand-alone expenses during the period from January 1, 2010 to June 16, 2010 (“Predecessor period”) is practicable. This is due to the fact that the accounting records required to recreate an accurate estimate of the expenses had we operated as an unaffiliated entity of Dow during the Predecessor period are not available. As a result, the information requested does not currently exist and would be difficult, if even possible, to recreate.

While accounting records exist to support the amount of the adjustment described in footnote (c) on page 22 related to Dow corporate and other allocations, the detailed work papers available only provide for the amount of pro forma adjustments for certain expenses, rather than the total amount of Styron stand alone expenses which were estimated during that time. Given the length of time that has passed since the Acquisition date and lack of employees that are most

Securities and Exchange Commission

December 6, 2013

familiar with the historical transaction (many of whom we no longer employ), we do not believe it would be possible to provide a meaningful estimate of expenses for the Styron business on a stand alone basis during the Predecessor period. However, we believe the actual information disclosed for the period subsequent to June 16, 2010 up to and through September 30, 2013 is sufficient to provide an understanding of on-going expenses for investors to understand our business and our results of operations on a stand alone basis.

8.	We note that your adjustment (d) related to plant closures and other operational items includes turnaround activities that were expensed in the Predecessor period but have been capitalized in the Successor period. Please enhance your disclosure to provide more specific detail as to the specific characteristics of these costs that you have identified as relevant in distinguishing between repairs and maintenance costs you will expense vs. costs you will capitalize. Also, please clarify for us the relevant accounting concepts that support the expensing of these costs in the Predecessor period and the relevant accounting concepts that support the capitalization of these same costs in the Successor period.

Response to Comment 8

In response to the Staff’s comment, we have revised the referenced adjustment (d) related to plant closures and other operational items on pages 22 and 23 of Amendment No. 1 to provide further detail on the specific characteristics identified as relevant for distinguishing costs that we have capitalized versus costs we have expensed.

Further, we respectfully advise the Staff that, as disclosed in Note A to our consolidated financial statements, we were formed on June 3, 2010. On June 17, 2010, the Company acquired the Styron business from Dow through Styron S.a.r.l., a wholly owned subsidiary. As such, on that date, the Company applied the provisions of ASC 805-10, Business Combinations, and recorded the acquired assets and liabilities at fair value. In conjunction with the acquisition, the Company applied and conformed accounting policies to the acquired entity. The “Predecessor” financial information contained within the Registration Statement is presented to comply with Rules 3-01, 3-02 and 3-04 of Regulation S-X promulgated under the Securities and Exchange Act, and represents the financial results of the Styron business prior to the acquisition. These financial statements were derived from the consolidated financial statements and accounting records of Dow. Therefore, we do not believe that ASC 250- 1-50-1 through 250-10-50-3 is applicable in these circumstances. Further, the SEC Financial Reporting Manual section 9220.6 discusses circumstances where financial information may not be comparable between periods. Specifically, section 9220.6(a) states this could occur in the following situation:

“When there has been a material acquisition (either the acquisition of a target entity that is significant to the registrant or predecessor/successor step-up in basis) during the period;”

Related to the Staff’s question on United States Generally Accepted Accounting Practices (“GAAP”) compliance in the Predecessor and Successor periods, we believe there is allowable diversity in practice within the industry with some companies capitalizing such costs

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December 6, 2013

while others expense these costs as incurred. Although not specific to our industry, by analogy, ASC 908-360- 25-2 (“ASC 908”) relating to the Airline Industry adds clarity to the issue. ASC 908 permits three acceptable methods for the treatment of major maintenance costs:

•	The direct expensing method (ASC 908-720-25-3) involves expensing turnaround costs as incurred on the premise that turnaround costs are relatively constant from period to period.

•	The built-in overhaul method bifurcates the estimated cost of the turnaround included in the original purchase price and depreciates that amount over the period to the initial turnaround. Subsequently, turnarounds are then capitalized and depreciated to the next turnaround.

•	The deferral method, under which the actual capitalizable costs of each turnaround are depreciated over the period to the next scheduled turnaround.

As disclosed in the Company’s significant accounting policies on page F-38, the Company capitalizes qualified turnaround costs as a component of fixed assets and depreciates those costs over the period to the next scheduled turnaround date. As this policy is consistent with the deferral method under ASC 908, we believe this is an allowable alternative under GAAP. Conversely, the Predecessor applied the direct expensing method which is also an acceptable method under GAAP.

Risk Factors, page 26

9.	We note your disclosure in the middle of the introductory paragraph on page 26. Please revise to remove references to other risks and uncertainties which are presently not known to you or which you see as immaterial. Your risk factor disclosure should address all known material risks that you face currently.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment to remove the mitigating language from the introductory paragraph to the “Risk Factors” section of the prospectus. Our risk factor disclosure addresses all known material risks that the Company faces currently. Please see page 26 of Amendment No. 1 for the revised disclosure.

Securities and Exchange Commission

December 6, 2013

Production at our manufacturing facilities could be disrupted for a variety of reasons..., page 49

10.	To the extent that during the last two fiscal years you have experienced any disruptions to your operations which materially impacted your business, please briefly describe these events to help investors better assess this inherent risk.

Response to Comment 10

We respectfully advise the Staff that we have not experienced any disruptions to our operations which materially impacted our business during the last two fiscal years. Nevertheless, management has determined that disruptions of the type described in the above-referenced risk factors are a material risk that the Company may face currently and, accordingly, we believe that the risk factor disclosure is appropriate.

Description of the Exchange Offer, page 63

Terms of the Exchange Offer; Period for Tendering Original Notes, page 64

11.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response to Comment 11

The Indenture contractually requires us to keep the exchange offer open at least thirty (30) days, so we can confirm that the offer will remain open at least twenty (20) full business days as required by Rule 14e-1 of the Exchange Act. We have revised the disclosure on page 64 of Amendment No. 1 to make that timing point clear. We can also confirm that the actual expiration date (which will be at least thirty (30) days, and accordingly at least twenty (20) full business days) will be included in the final prospectus that is disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act. The expiration date was only omitted in the filing because it cannot be calculated until we have some understanding of a possible effective date for the Registration Statement.

Securities and Exchange Commission

December 6, 2013

12.	You reserve the right to “delay acceptance for exchange of any Original Notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment to reflect that the right to delay acceptance refers only to any extension of the exchange offer. Please see page 64 of Amendment No. 1 for the revised disclosure.

Procedures for Tendering Original Notes, page 64

13.	We note disclosure in the fifth paragraph of page 65 stating that you reserve the right to waive, among other things, any conditions of the exchange offer either before or after the Expiration Date. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment. Please see page 65 of Amendment No. 1 for the revised disclosure.

14.	We also note disclosure in the penultimate paragraph of “Conditions to the Exchange Offer” discussion on 68 relating to your ability to waive any conditions to the exchange offer. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without expressly doing so. Please confirm your understanding supplementally, or revise your disclosure accordingly.

Response to Comment 14

We confirm that we understand that, depending on the materiality of the waived condition, we may be required to extend the exchange offer and re-circulate materially new disclosure to holders of the Original Notes in connection with the exchange offer. We have also revised the Registration Statement accordingly. Please see page 69 of Amendment No. 1 for the revised disclosure.

Securities and Exchange Commission

December 6, 2013

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 66

15.	Please revise the first paragraph to state that you will issue the exchange notes promptly after expiration rather than after acceptance. See Securities Exchange Act of 1934 Rule 14e-1(c).

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment. Please see page 66 of Amendment No. 1 for the revised disclosure.

16.	Refer to the last paragraph. Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure accordingly.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment. Please see page 67 of Amendment No. 1 for the revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Results of Operations, page 77

17.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales for the six months ended June 30, 2013 were impacted by lower selling prices, a less favorable sales product mix, as well as changes in sales volumes. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible. See Section 501.04 of the Financial Reporting Codification.

Response to Comment 17

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement has been revised in response to the Staff’s comment. As noted earlier in this letter, all financial information for the six months ended June 30, 2013 has been replaced with financial information for the nine months ended September 30, 2013. We have applied the relevant aspects of the Staff’s comment above to this and other relevant sections of Amendment No. 1. Please see pages 77-90 of Amendment No. 1 for the revised disclosures specific to this comment.

Securities and Exchange Commission

December 6, 2013

18.	We note your disclosure on page 51 that fluctuations in currency exchange rates may significantly impact your results of operations. As such, please expand your discussion of results of operations to disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses. For example, your disclosure on page 59 regarding the decrease in net sales for the six months ended June 30, 2013 should quantify the amount of the change due to foreign currency translation in addition to your discussion of sales volume and average selling price. You should also enhance your disclosure to present the impact that foreign currency translations had on your segments’ results of operations.

Response to Comment 18

The MD&A section of the Registration Statement has been revised in response to the Staff’s comment, as well as to update for financial results for the nine months ended September 30, 2013, as discussed above. Please see pages 77-90 of Amendment No. 1 for the revised disclosures. We respectfully advise the Staff that updates were not made to existing disclosures for instances in which the impact of foreign currency exchanges rates were not significant for a given period.

Liquidity and Capital Resources, page 90

19.	Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2012 and June 30, 2013;

•	Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent to permanently reinvest these foreign amounts outside the U.S. or whether your current plans demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to Comment 19

In response to the Staff’s comment, we included the following disclosure of the amount of foreign cash and cash equivalent under the heading “Capital Resources and Liquidity” on page 98 of Amendment No. 1. This includes updating the financial information for the nine months ended September 30, 2013.

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December 6, 2013

“As of September 30, 2013 and December 31, 2012, we had $76.8 million and $39.9 million of foreign cash and cash equivalents on our balance sheet, all of which is readily convertible into other foreign currencies including the U.S. dollar.”

Additionally, we note the Company’s cash and cash equivalents in its U.S. subsidiaries as of September 30, 2013 and December 31, 2012 were $5.9 million and $7.3 million, respectively.

We also respectfully inform the Staff that the Company’s intention is not to permanently reinvest these foreign cash and cash equivalents. Accordingly, the Company records deferred income tax liabilities related to the unremitted earnings of our subsidiaries.

Indebtedness and Liquidity, page 94

Accounts Receivable Securitization Facility, page 95

20.	Please tell us what consideration you have given to filing the agreement related to the securitization facility as an exhibit to the registration statement. In this regard, please note the requirements of Item 601(b)(10) of Regulation S-K.

Response to Comment 20

We respectfully advise the Staff that the agreement related to the securitization facility has been filed as Exhibit 10.32 to the Initial Filing.

Our Relationship with Dow, page 121

21.	With respect to the agreements listed in the last four bullet points, here or in an appropriate section of the filing briefly describe the terms pursuant to which the parties may terminate these agreements. We note that “Dow provides significant operating and other services...” risk factor on page 47 does not specify the “variety of situations” a party is permitted to terminate an agreement.

Response to Comment 21

The Registration Statement has been revised in response to the Staff’s comment to briefly describe the terms pursuant to which either Dow or we may terminate the agreements that are discussed in the item under the Business section titled “Our Relationship with Dow” as well as the related Risk Factor disclosure. Please see pages 47 and 121-122 of Amendment No. 1 for the revised disclosures.

Securities and Exchange Commission

December 6, 2013

22.	Since the relationship with Dow appears to fall within the ambit of Item 404 of Regulation S-K, please revise your disclosure to fully comply with this item’s disclosure requirements. In this regard, we note your disclosure in Note Q on page F-69 to your financial statements.

Response to Comment 22

The Registration Statement has been revised in response to the Staff’s comment to comply fully with Item 404 of Regulation S-K. Please see pages 154-156 of Amendment No. 1 for the revised disclosure.

Joint Venture Option Agreement, page 122

23.	With a view towards disclosure, please tell us whether the joint venture between Dow and Styron Holdcos has been formed. Please file the August 9, 2011 agreement with Dow as an exhibit to the registration statement or otherwise tell us why you are not required to do so.

Response to Comment 23

We respectfully advise the Staff that the joint venture between Dow and Styron Holdcos has not been formed. The Registration Statement has also been revised in response to the Staff’s comment. Please see pages 122-123 of Amendment No. 1 for the revised disclosure. The August 9, 2011 agreement with Dow was previously filed with the Commission as part of Exhibit 10.18 to the Initial Filing. We have revised our disclosures to enhance disclosure of this fact.

Annual Performance-Based Cash Incentive Plan, page 145

24.	We note disclosure that the named executive officers qualified for a 10% cash incentive payout. Based on the three key metrics discussed in the second full paragraph on page 141, please disclose how the achievement rating for Responsible Care was measured, indicating also the 2012 target and actual Responsible Care achievement ratings.

Response to Comment 24

The disclosures surrounding the Responsible Care measure within the Registration Statement have been revised in accordance with the Staff’s comment. Please see pages 141 and 147 of Amendment No. 1 for the revised disclosure.

Guarantees, page 164

25.	We note your disclosure in the second full paragraph on page 165 regarding the guarantees being limited “further by the laws of the country in which the Guarantor is organized.” Given your reliance on Rule 3-10 of Regulation S-X, please provide us with a detailed legal analysis as to why these limitations would no longer render the guarantees full and unconditional. We may have additional comments following the review of your response.

Securities and Exchange Commission

December 6, 2013

Response to Comment 25

In response to the Staff’s comment, the Issuers have reviewed the language in the Indenture, dated as of January 29, 2013, by and among the Issuers, the guarantors named therein and Wilmington Trust, National Association, as trustee (as the same may be amended, supplemented or otherwise modified, the “Indenture”) governing the 8.750% Senior Secured Notes due 2019 (the “Notes”). Pursuant to the Indenture, each Guarantor is equally obligated to make all of the payment obligations under the Notes. Such obligations are “full and unconditional,” that is to say each individual Guarantor is equally obligated for the full amount of the Notes at the same time and in the same manner, subject only to the exceptions permitted by Rule 3-10(h)(2) of Regulation S-X and the related guidance. The terms of the guarantees are specified in the Indenture (Article X) and are intended to be “full and unconditional” for purposes of Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) requires that, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it does not, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable. The concept is further explained in the adopting release for Rule 3-10, which makes clear that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and specifically states that this status would not be defeated if the guarantee provides that it is enforceable “to the fullest extent permitted by law.” We are supplementally providing as Exhibit A a copy of the guarantee limitation language set forth in the Second Supplemental Indenture to the Indenture discussed in the succeeding paragraph.

The Indenture includes country-specific limitations and other clarifications on the guarantees that have been provided to address specific legal concerns in certain non-U.S. jurisdictions of incorporation of such Guarantors. Unlike in the United States, there is the potential for officers, directors and similar persons to have personal civil and criminal liability in these jurisdictions for violations of certain insolvency and similar creditor protection laws. In acquiring the Notes, holders could not have had any expectation that they were acquiring rights against any parties other than the Issuers and the Guarantors, including any claims as creditors against officers, directors or similar other parties in their individual capacity. In light of this, special jurisdiction-specific limitation language for Guarantors incorporated in Belgium, England, Germany, Ireland, Italy, Switzerland, Luxembourg and Sweden has been included in the Indenture. In response to the Staff’s comment, and to ensure that the guarantees of each Guarantor are in fact “full and unconditional” the Issuers, the Guarantors and the Trustee have entered into a supplemental indenture to the Indenture, filed as Exhibit 4.9 to Amendment No. 1, to amend the jurisdiction-specific limitation language for the Guarantors incorporated in Germany, Belgium, Switzerland and Luxembourg (the “Revised Limitation Language”). The Issuers believe that the Revised Limitation Language removes any doubt as to status of those Guarantees as “full and unconditional.” The existing language with respect to the Guarantors incorporated in England, Ireland and Sweden did not raise any question as to the status of those guarantees of “full and unconditional” as such limitation language is in line with language deemed permissible by existing SEC guidance. Finally, with respect to the Guarantor incorporated in Italy, we respectfully advise you that pursuant to Section 10.2(b)(5) of the Indenture, the Issuers have caused the guarantee by the Italian Guarantor to be released from its guarantee of the Credit Agreement (as defined in the Indenture), including obtaining all bank consents, and to remove the Italian Guarantor as a co-registrant on the Registration Statement. We have made appropriate corresponding changes throughout the Registration Statement. The condensed consolidated financial information has been revised to reflect the financial results of the Italian Guarantor in the “Non-Guarantor” column of the consolidating footnote required by Rule 3-10. In light of the above, we respectfully submit that the obligations of the Guarantors are “full and unconditional” for purposes of Rule 3-10.

26.	To the extent that the release provisions listed on page 165 constitute “automatic” release provisions, so disclose. In this regard, we note your “Not all of our subsidiaries are guarantors...” risk factor on page 29.

Response to Comment 26

We respectfully advise the Staff that the release provisions are automatic and unconditional. The Registration Statement has been revised in response to the Staff’s comment. Please see page 168 of Amendment No. 1.

27.	In paragraph (4) of the release provisions described on page 165, you disclose that the guarantee of a subsidiary guarantor will be released if such subsidiary “is not an Immaterial Subsidiary solely due to the operation of clause (i) of the definition of ‘Immaterial Subsidiary,’ upon the release of the guarantee referred to in such clause.” Please explain to us how this release provision is intended to operate and why it would not constitute an arrangement permitting the subsidiary guarantor to opt out of its obligations while the exchange notes remain outstanding, rendering the guarantee no longer “full and unconditional” as required by the applicable provisions of Rule 3-10 of Regulation S-X.

Response to Comment 27

We respectfully advise the Staff that clause (i) of the definition of “Immaterial Subsidiary” in the Indenture refers to a subsidiary that “has not guaranteed any other Indebtedness of the Issuers or any Guarantor” (as such terms are defined in the Indenture). Accordingly, paragraph 4 of the release provisions described on page 168 is intended to operate to release as a guarantor of the Notes, any subsidiary that has been released from any guarantee of other indebtedness of the Company, and so is no longer a guarantor of such other indebtedness, which, according to Paragraph 2510.5 of the Securities and Exchange Commission’s Division of Corporation Finance, Financial Reporting Manual is a permissible customary circumstance upon which a guarantee may be released automatically, and S-X 3-10 may still be relied upon (assuming, as here, that the other requirements of Regulation S-X 3-10 have been met). This provision is not intended to permit any subsidiary to simply “opt out” of its obligations while the Exchange Notes remain outstanding. In fact, we have performed a similar exercise in respect of the release of our Italian Guarantor, which, as noted in our response to Comment 25 required the consent of our lenders and was not simply an opt-out.

Securities and Exchange Commission

December 6, 2013

Collateral and Security Documents, page 166

28.	We note that the capital stock of your subsidiaries has been provided as collateral for the notes and that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral pool to the extent the inclusion would cause the subsidiary to file separate financial statements pursuant to Rule 3-16 of Regulation S-X. Please add a new risk factor to explain how the Article 3-16 exclusion provision impacts their security interests.

Response to Comment 28

The Registration Statement has been revised in response to the Staff’s comment. Please see page 30 of Amendment No. 1 for the revised disclosure.

29.	Since the notes were issued with the capital stock of subsidiaries as collateral, notwithstanding that the underlying assets of the entities are also pledged, please help us understand your views on whether this provision is material to note investors. For example, was the pledge of the capital stock negotiated, or did it impact the pricing of the notes? We are concerned that investors, who may consider this a material feature of the notes in making their investment decision and assessing the risks associated with the notes, may consider the provision to be material, and may not have enough information to understand how the Rule 3-16 exclusion impacts their security interests. Please advise or revise your disclosure to provide the following information:

•	the name(s) of any subsidiary that as of the latest balance sheet date (1) has capital stock collateralizing the notes, and (2) has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the exchanged notes;

•	the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries identified above;

•	how you determined the book value and market value of each company and what the book value and market value of each company is;

•	that based on the applicable data as of the latest balance sheet date, the security interest held by noteholders in the capital stock of the subsidiaries identified above could be significantly limited; and

•	that the subsidiaries impacted by the Article 3-16 exclusion may change based on the corresponding changes in the values of the capital stock as well as changes in the outstanding principal amount of the exchange notes.

Response to Comment 29

In response to the Staff’s comment, the Registration Statement has been revised to include the following additional disclosure under the heading “Collateral and Security Documents”. Please see pages 170-171 of Amendment No. 1 for the revised disclosure.

Securities and Exchange Commission

December 6, 2013

“In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Issuers due to the fact that such Subsidiary’s Capital Stock secures the notes, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement (the “Rule 3-16 Excluded Capital Stock”). In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary’s Capital Stock to secure the notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

In accordance with the limitations set forth in the immediately preceding paragraph, the Collateral securing the notes will include Capital Stock of any Subsidiaries of the Company only to the extent that the applicable value of such Capital Stock (on an entity-by-entity basis) is less than 20% of the aggregate principal amount of the notes outstanding. The applicable value of the Capital Stock of any entity is deemed to be the greatest of its par value, book value or market value. The portion of the Capital Stock of the Subsidiaries constituting Collateral securing the notes may decrease or increase as the value of such Capital Stock changes (but not, for the avoidance of doubt, above the maximum percentage of such Capital Stock required to be pledged as Collateral). As of September 30, 2013, Styron Netherlands B.V., Styron Europe GmbH, Styron Holding B.V, Styron Investment Holdings Ireland, Styron Materials Ireland, Styron Luxco S.à r.l., Styron Holding S.à r.l. and Trinseo Materials S.à r.l each have capital stock collateralizing the notes for which the book value of such capital stock exceeds 20% of the current principal amount of the notes being registered. In the aggregate, excluding intercompany balances, these entities account for 27.9% of our consolidated assets as of September 30, 2013, 33.9% of our consolidated revenue and (66.1)% of our consolidated pre-tax loss for the nine months ended September 30, 2013. See also “Risk Factors— Risks Related to the Notes and Our Indebtedness — The pledge of the capital stock of certain of our subsidiaries that secures the notes is automatically released for so long as such pledge would require the filing of separate financial statements with the SEC for that subsidiary.”

Securities and Exchange Commission

December 6, 2013

Financial Statements

Note F—Debt, page F-10

30.	Please tell us how you have accounted for the registration rights agreement that you entered into in connection with the issuance of the senior notes in January 2013, including what consideration was given to FASB ASC 825-20. Please also provide the disclosures required by FASB ASC 825-20-50, as applicable.

Response to Comment 30

In response to the Staff’s comment, we respectfully provide our consideration of the guidance under FASB ASC 825-20 Registration Payment Arrangement, as follows:

In connection with the issuance of our Senior Secured Notes, we entered into a Registration Rights Agreement which required us to prepare and file with the SEC a registration statement covering an offer to the holders of the Original Notes to exchange all of their notes for Exchange Notes. Additionally, we are required to use our reasonable best efforts to (1) cause that registration statement to be declared effective by the SEC and to remain effective for at least 180 days thereafter (or such earlier time when a broker dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities); (2) complete the exchange offer within 60 days of such registration statement becoming effective; and (3) complete the exchange offer no later than January 29, 2014.

The Company will not receive cash proceeds from issuing the Exchange Notes, but will receive, in exchange, an equal number of Original Notes in like principal amount. Accordingly, issuance of the Exchange Notes will not result in any change in our capitalization. Further, the Exchange Notes will bear interest at the same rate and on the same terms as the Original Notes. Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Original Notes prior to consummation of the exchange offer.

If the registration does not become effective or the exchange offer is not completed within 365 days after the issuance of the Senior Notes, holders of the Senior Notes will be entitled to payment of additional interest, at a rate of 0.25% per annum (which the rate increases by 0.25% for each subsequent 90-day period, up to a maximum of 1.00% per annum) until the exchange offer is completed (“registration default”).

Under FASB ASC 825-20-30-3, a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized separately in accordance with Subtopic 450-20. At the date of issuance of the Senior Notes (and in each reporting period subsequent to this date), we determined it is not probable that we will be subject to the registration default for failing to obtain a timely effective registration statement and exchange offer or failing to maintain our effectiveness. Therefore, we have not recognized a liability for this contingent obligation as of September 30, 2013 (analogized to the illustrative example in ASC 825-20-55-9). We will continue to reassess whether this obligation is probable and estimable under ASC 450-20 at the end of each reporting period.

Securities and Exchange Commission

December 6, 2013

We have disclosed the nature of the registration payment arrangement, including the terms of the interest penalty that will arise for registration default within Note F – Debt in the Condensed Consolidated Financial Statements on pages F-10 to F-13. Additionally, we revised our disclosure on page F-11 to clarify that we have not recognized a liability for this contingent obligation as of September 30, 2013 as the obligation was not deemed to be probable. Therefore, we have concluded our revised current disclosures meet the requirements under ASC 825-20-50.

Note N—Divesture, page F-18

31.	We note that the results of operations of the EPS business were not classified as discontinued operations since you will have continuing cash flows as a result of a supply agreement entered into contemporaneously with the sale and purchase agreement. Please enhance your disclosure to discuss the nature of the supply agreement and clarify to what extent you will have continuing involvement, if any, in the operations of the EPS business.

Response to Comment 31

In response to the Staff’s comment, we have revised Note N – Divesture to enhance the disclosure of the nature of the supply agreement and clarify our continuing involvement in the operations of the EPS business. Please see page F-19 of Amendment No. 1.

Note O—Restructuring, page F-19

32.	Please enhance your disclosure here and on page F-73 to disclose the total amount of restructuring charges expected to be incurred for each reportable segment as required by FASB ASC 420-10-50-1.

Response to Comment 32

In response to the Staff’s comment, we have revised Note O – Restructuring on page F-20 and Note S- Restructuring on page F-75, respectively, to further clarify, where applicable, the total amount of restructuring charges expected to be incurred for each reportable segment as required by FASB ASC 420-10-50-1.

Note P—Subsequent Events, page F-19

33.	You disclose that you evaluated subsequent events through the time the financial statements were available for issuance on August 7, 2013. We note that your Form S-4 was not filed until September 30, 2013. Please confirm that there were no material nonrecognized subsequent events that occurred between August 7, 2013 and September 30, 2013.

Response to Comment 33

Noting that the Amendment includes updated financial statements for the nine months ended September 30, 2013, in response to the Staff’s comment, we respectfully inform the Staff that there were no material nonrecognized subsequent events that occurred between November 5, 2013 (the date disclosed within Note P – Subsequent Events on page F-20) and the date hereof.

Securities and Exchange Commission

December 6, 2013

Report of Independent Registered Public Accounting Firm, page F-26

34.	Please make arrangements with the predecessor auditor to have them revise the audit report to refer to the current name of the company, Trinseo S.A., rather than The Styron Business.

Response to Comment 34

In response to the Staff’s comment, we respectfully inform the Staff that the predecessor auditor’s audit report covers the carve out financials of the Styron Business for the period from January 1, 2010 through June 16, 2010, during which period Trinseo S.A. did not exist. Therefore, our predecessor auditors believe their audit report should refer to the carved out entity (i.e. the “Styron Business”) consistent with the description in Note B to the financial statements. The predecessor auditor revised their audit report to (1) refer to Note B following the first reference to the Styron Business and (2) further clarify the reference to the predecessor period. This amended audit report has been included within Amendment No. 1. Please see page F-28 of Amendment No. 1.

Note M—Income Taxes, page F-52

35.	It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Response to Comment 35

In response to the Staff’s comment, we note the following:

During the Successor period ended December 31, 2012, we generated a greater amount of taxable income within the United States as compared to the amount of taxable income earned in countries with tax rates lower than the United States statutory rate. The following countries comprise $3.8 million of our foreign taxes for 2012: The Netherlands, Germany, and Indonesia. We earned $16.7 million in income before taxes in these countries, which is taxed at 23% weighted average effective tax rate.

During the Successor period ended December 31, 2011 and 2010, we generated a greater amount of taxable income in countries with tax rates below the United States statutory rate, as compared to the amount of taxable income earned in the United States. The following countries comprise $25.2 million of our foreign taxes for 2011: Germany, Indonesia, France, and

Securities and Exchange Commission

December 6, 2013

Switzerland. We earned $87.6 million in income before taxes in these countries during 2011, which is taxed at 29% weighted average effective tax rate. The following countries comprise $13.0 million of our foreign taxes for 2010: The Netherlands, Germany, Switzerland, and Mexico. We earned $96.0 million in income before taxes in these countries during 2010, which is taxed at 14% weighted average effective tax rate.

Supplemental Condensed Consolidating Balance Sheet, page F-76

36.	Please clarify why the Intercompany receivables—noncurrent and Intercompany payables—noncurrent line items are classified as long-term instead of as current.

Response to Comment 36

In response to the Staff’s comment, we respectfully inform the Staff that the intercompany receivables – noncurrent and intercompany payables – noncurrent relate to intercompany notes that carry maturity dates of more than twelve months. We have revised the presentation for all instances of the Supplemental Condensed Consolidating Balance Sheets within the Registration Statement to indicate these as intercompany notes receivable – noncurrent and intercompany notes payable – noncurrent to provide further clarification to the users of the financial statements. Please see pages F-22, F-23, F-80 and F-81 of Amendment No. 1.

Supplemental Condensed Consolidating Statement of Cash Flows, page F-80

37.	We note that the Issuers column reflects no net sales and an immaterial amount of cost of sales; however, you disclose on page F-80 that the Issuers reported cash provided by operating activities of $13.0 million for the year ended December 31, 2012. Please help us understand how the Issuers generated positive operating cash flows in light of the absence of associated net sales.

Response to Comment 37

In response to the Staff’s comment, we respectfully inform the Staff that sources of cash in the Issuer column provided by operating activities of $13.0 million for the year ended December 31, 2012 was from interest and other income the Issuer earned and collected from its subsidiaries during 2012 as well as collection of receivables from prior year’s outstanding interest and other income.

Information Not Required in Prospectus, page II-1

38.	Please revise to include Item 702 of Regulation S-K disclosure for each co-registrant, including the Delaware co-issuer. Please refer to Item 20 of Form S-4.

Securities and Exchange Commission

December 6, 2013

Response to Comment 38

In response to the Staff’s comment, we have revised Part II, Information Not Required in Prospectus section of the Registration Statement. Please see pages II-1 to II-10 of Amendment No. 1 for the revised disclosure.

Signatures, page II-4

39.	Please revise the signature pages to include the city in which the registration statement was signed on behalf of the foreign entities. Please see the “Signatures” section in Form S-4.

Response to Comment 39

The signature pages to Amendment No. 1 contain the city and state in which the Attorney-in-Fact executed the same on behalf of each Issuer and co-registrant pursuant to the Power of Attorney granted in connection with the Initial Filing. In connection with that Initial Filing, the city and state for certain foreign entities were undisclosed because the foreign countries in which the Registration Statement was signed on behalf of such entities do not always recognize separate concepts of city and state (e.g., Singapore, which is a sovereign city-state). However, for each foreign entity in which a city was not designated in the signature page to the Initial Filing, we have included additional footnote disclosure on the respective signature pages to Amendment No. 1, which provides further detail on the location where the Initial Filing was executed on behalf of such foreign entity.

Exhibit 4.7—Joinder to Purchase Agreement

40.	We note that this agreement refers to a January 24, 2013 Purchase Agreement, which agreement is also referenced in the Indenture. However, the Purchase Agreement appears to have not been filed as an exhibit to the registration statement. Since this document is also listed as one of the agreements reviewed by certain counsel in rendering its legal opinion (refer to Exhibit 5.11), please file this agreement as an exhibit with your next amendment, or identify for us the exhibit covering it.

Response to Comment 40

The Purchase Agreement dated January 24, 2013 has been filed as Exhibit 4.8 to the Amendment No. 1.

Exhibit 5.2—Opinion of Reed Smith LLP, Hong Kong

Exhibit 5.4—Opinion of Kirkland & Ellis International, LLP, United Kingdom

Exhibit 5.7—Opinion of Loyens & Loeff N.V., Netherlands

Exhibit 5.8—Opinion of Clayton Utz

Exhibit 5.9—Opinion of Homburger AG

Exhibit 5.11—Opinion of McCann FitzGerald

Exhibit 5-12—Opinion of Chiomenti Studio Legale

Exhibit 5.13—Opinion of WongPartnership LLP

Securities and Exchange Commission

December 6, 2013

41.	Please have each counsel revise its respective opinion to remove the language that no other person may rely on the opinion as an inappropriate limitation on reliance. Refer to Section II.B.3.d of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Response to Comment 41

Revised legal opinions have been filed with Amendment No. 1. Please see Exhibit 5.2, 5.4, 5.5, 5.7, 5.8, 5.9, 5.11 and 5.12 to Amendment No. 1. The Italian Guarantor has been removed as a co-registrant on the Registration Statement, as discussed in the response to Comment No. 25. As a result, Exhibit 5.12 to the Initial Filing has been removed from the Registration Statement.

Exhibit 5.5—Opinion of Loyens & Loeff

42.	It appears that the assumption listed in section 2.4 would represent a material fact underlying the opinion that can be readily ascertainable by counsel. As it is inappropriate for counsel to “assume away” the issues upon which counsel must opine, please have counsel remove this assumption or otherwise explain to us why it would not represent an overly broad assumption of a material fact underlying the opinion. In providing your analysis, please consider the guidance found in Section II.B.3.a of Staff Legal Bulletin No.19. Please comply with this comment also with respect to Exhibit 5.7, Section 2.1 in Schedule 3.

Response to Comment 42

Loyens & Loeff has explained that although the firm can check all legal requirements of a valid deed of incorporation, the above-referenced assumption is required as the firm cannot check all factual matters stated in such deeds of incorporation (e.g. whether the notary is actually a notary, or whether valid substitution has been given to a candidate-notary, or whether valid powers of attorney have been given, etc.). The same analysis applies in the jurisdictions of the Netherlands and Belgium.

Exhibit 5.7—Opinion of Loyens & Loeff N.V., Netherlands

43.	Please have counsel remove the limitations in Section 4.5 in page four of the opinion as inappropriate.

Response to Comment 43

Exhibit 5.7 has been revised in response to the Staff’s comment. Please see Exhibit 5.7 to Amendment No. 1 for the revised opinion.

44.	Please explain to us what a “positive advice of the works council of Styron Netherlands” listed in Section 1.4 of Reviewed Documents in Schedule 2 means and its significance. To the extent necessary, please have counsel revise Schedule 2 accordingly. Please address this comment also with respect to the assumption in Section 3.5 (Schedule 3).

Securities and Exchange Commission

December 6, 2013

Response to Comment 44

Section 25 of the Dutch Works Council Act prescribes that a company must give its works council an opportunity to render advice on any decision it proposes to make with regard to, inter alia, granting guarantees or security rights over assets for substantial debts of another company. As Styron Netherlands B.V. has a works council, its management sought the advice of the works council for the notes issuance and related transactions, i.e. guaranteeing the notes and granting security rights over its assets. The firm’s “due authorisation” opinion is partly based on this fact, and a copy of the positive advice of the works council has been listed as one of the organisational documents that the firm reviewed for the purpose of its opinion.

The firm understands that Styron Holding B.V. does not have a works council and, therefore, that it did not have to seek its prior advice for approval of the guarantee. However, whether Styron Holding B.V. has established, has been requested to establish, or is in the process of establishing a works council is a factual matter on which the firm cannot opine. This is the reason that the firm has included the above-referenced assumption in this respect.

If advice is not requested (timely), the works council has the right to initiate proceedings with the competent Dutch court within one month after it has become aware that it has not been granted the opportunity to render its advice. If the court decides that the company could not have reasonably taken the decision not to request advice, at the request of the works council, the court may order that the transactions for which advice had to be rendered are prohibited or must be undone. However, such measure cannot impair rights of third parties, unless such party was involved in the decision making process.

45.	It is not readily ascertainable what assumption counsel is making in Section 3.3 and how it may affect the enforceability of counsel’s opinion. Please explain, and to the extent necessary, have counsel revise Section 3.3 to help a reader understand the impact of having resolutions of the board of managing directors subjected to an approval at the general meeting of the company.

Response to Comment 45

The articles of association of both companies state that the general meeting has the power to subject certain resolutions of the board of directors to its prior approval. Whether specific board resolutions have indeed been made subject to prior approval by the general meeting is a factual matter on which the firm cannot opine. According to the boards of the two companies, the general meetings have not subjected any board resolutions to their prior approval (which is confirmed in writing in the written resolutions of the board) but as outside counsel the firm rendering the opinion must assume this fact to be correct in order to render its “due authorisation” opinion.

In the event that the general meeting has subjected the relevant board resolutions to its prior approval, but approval has not been (requested and) received, the “Opinion Documents” (as defined in the opinion) are still considered to be duly executed but not duly authorised.

Securities and Exchange Commission

December 6, 2013

Exhibit 5.8—Opinion of Clayton Utz

46.	In Section f(ii) on page five of the opinion, please have counsel explain the significance of the Second Supplemental Indenture being executed and delivered by “an Attorney of the Company” and why this fact would not be readily ascertainable by counsel. We may have additional comments following the review of your response.

Response to Comment 46

In Australia it is customary to have a document signed by two directors or a director and a company secretary of the company so that reliance may be placed on the information provided on the register of the Australian Securities and Investments Commission (ASIC) as to the authority of those persons to validly bind the company (under section 127 and 129 of the Australian Corporations Act, 2001).

A company may also appoint an attorney to sign on its behalf under a Power of Attorney (which, for the same reasons, would customarily be signed by two directors or a director and company secretary of the company). When the firm issues its opinion it reviews the ASIC register to ensure that either the document (in this case the Third Supplemental Indenture) or the Power of Attorney (in the case of the Second Supplemental Indenture) is signed by persons who appear from the ASIC register to be two directors or a director and company secretary of the company.

Whilst the firm assumes in the relevant paragraph (f)(ii) on page 5 that the relevant person signing under the Power of Attorney is in fact the Attorney, please note that the firm does not opine in paragraph 7(c)(ii) that the Second Supplemental Indenture was duly executed by persons who appear from the Power of Attorney to be Attorneys of the company. This is a customary opinion in Australia in relation to any document that is executed under Power of Attorney.

Exhibit 5.12—Opinion of Chiomenti Studio Legale

47.	Since counsel is rendering an opinion in connection with the filing of the registration statement, please have counsel revise the list of documents reviewed to include the registration statement.

Response to Comment 47

As discussed in the response to Comment No. 41, Exhibit 5.12 to the Initial Filing has been removed from the Registration Statement.

Exhibit 5.13—Opinion of WongPartnership LLP

48.	Please have counsel revise its opinion to include the Indenture in the list of Transaction Documents.

Securities and Exchange Commission

December 6, 2013

Response to Comment 48

Wong Partnership LLP has revised its legal opinion in response to the Staff’s comment. Please see Exhibit 5.12 to Amendment No. 1 for the revised opinion.

Securities and Exchange Commission

December 6, 2013

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (610) 240-3203, Curtis S. Shaw, Executive Vice President and General Counsel at (610) 240-3204 or our counsel, Nicholas Bonarrigo of Reed Smith LLP at (412) 288-5930.

Sincerely,

/s/ John Feenan

cc:	Ronald L. Francis, Jr., Esq. Nicholas A. Bonarrigo, Esq. Reed Smith LLP

Exhibit A

Guarantee Limitation Language

set forth in the Second Supplemental Indenture

(see attached)

ARTICLE II

AGREEMENT TO BE BOUND; GUARANTEE

SECTION 2.1. Agreement to Be Bound. Subject to Sections 2.3-2.11, each Guaranteeing Subsidiary hereby becomes a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2. Guarantee. Subject to Sections 2.3-2.11, each Guaranteeing Subsidiary agrees, on a joint and several basis with each other Guaranteeing Subsidiary and all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior basis.

SECTION 2.3 Limitation for Swiss Guarantors.

(a) The restrictions in this Section 2.3 shall apply only to any Guaranty granted by a Guarantor incorporated under the laws of Switzerland. To the extent that (i) each Guaranteeing Subsidiary becomes, under Article X of the Indenture or under any other provision of any Notes Document, the Registration Rights Agreement or the Purchase Agreement (together the “Transaction Document”), liable for Guaranteed Obligations of its Affiliates (other than those of its direct or indirect wholly owned Subsidiaries) or otherwise obliged to grant economic benefits to its Affiliates (other than its direct or indirect wholly owned Subsidiaries), including, for the avoidance of doubt, any joint liability and/or restrictions of such Guaranteeing Subsidiary’s rights of set-off and/or subrogation or its duties to subordinate or waive claims and (ii) complying with such obligations would constitute a repayment of capital (Einlagerückgewähr), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) by such Guaranteeing Subsidiary or would otherwise be restricted under Swiss corporate law then applicable (the “Restricted Obligations”), the aggregate liability of such Guaranteeing Subsidiary for Restricted Obligations shall be limited to the amount of unrestricted equity capital surplus (including the unrestricted portion of general and statutory reserves, other free reserves, retained earnings and current net profits) available for distribution as dividends to the shareholders of such Guaranteeing Subsidiary at the time such Guaranteeing Subsidiary is required to perform under any Transaction Document, provided that this is a requirement under applicable Swiss law at that time and further provided that such limitation shall not discharge such Guaranteeing Subsidiary from its obligations in excess thereof, but merely postpone the performance date therefore until such times as performance is again permitted notwithstanding such limitation. Any and all indemnities and guarantees contained in the Transaction Documents shall be construed in a manner consistent with the provisos herein contained.

(b)	In respect of Restricted Obligations, each Guaranteeing Subsidiary shall:

(1) if and to the extent required by applicable law in force at the relevant time use its best efforts to mitigate to the extent possible any obligation with respect to withholding tax in accordance with the Federal Act on Anticipatory Tax of 13 October 1965, as amended (Bundesgesetz über die Verrechnungssteuer) (“Swiss Withholding Tax”) to be levied on the Restricted Obligations (and cause its parent and other relevant Affiliates to fully cooperate in any mitigating efforts), in particular through the notification procedure, and promptly notify the Trustee thereof or, if such a notification procedure is not applicable:

(A) deduct Swiss Withholding Tax at the rate of 35 per cent. (or such other rate as in force from time to time) from any payment made by it in respect of Restricted Obligations;

(B) pay any such deduction to the Swiss Federal Tax Administration; and

(C) notify (and the Issuers shall ensure that such Guaranteeing Subsidiary will notify) the Trustee that such a deduction has been made and provide the Trustee with evidence that such a deduction has been paid to the Swiss Federal Tax Administration; and

(2) to the extent such a deduction is made, not be obliged to pay Additional Amounts in relation to any such payment made by it in respect of Restricted Obligations unless such payment is permitted under the laws of Switzerland then in force (it being understood that this shall not in any way limit any obligations of any other Guarantor or the Issuers under any Transaction Document to indemnify the Holders of the Notes and the

Trustee in respect of the deduction of the Swiss Withholding Tax). Such Guaranteeing Subsidiary shall use its commercially reasonable efforts to ensure that any Person which is, as a result of a deduction of Swiss Withholding Tax, entitled to a full or partial refund of the Swiss Withholding Tax, will, as soon as possible after the deduction of the Swiss Withholding Tax, (i) request a refund of the Swiss Withholding Tax under any applicable law (including double tax treaties) and (ii) promptly upon receipt, pay to the Trustee (or to any such other Person as directed by the Trustee) any amount so refunded for application as a further payment of such Guaranteeing Subsidiary under and pursuant to the relevant Transaction Document.

(c) If and to the extent requested by the Trustee and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the Holders of the Notes and the Trustee to obtain a maximum benefit under Article X of the Indenture, each Guaranteeing Subsidiary shall, and any parent company of such Guaranteeing Subsidiary being a party to the Indenture shall procure that such Guaranteeing Subsidiary will, promptly implement all such measures and/or promptly procure the fulfillment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(1)	preparation of an up-to-date audited balance sheet of such Guaranteeing Subsidiary;

(2) confirmation of the auditors of such Guaranteeing Subsidiary that the relevant amount represents (the maximum of) freely distributable profits and;

(3) conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (if and to the extent permitted by mandatory Swiss law);

(4)	revaluation of hidden reserves (if and to the extent permitted by mandatory Swiss law);

(5)	approval by a shareholders’ meeting of such Guaranteeing Subsidiary of the (resulting) profit distribution; and

(6) all such other measures necessary or useful to allow such Guaranteeing Subsidiary to make the payments agreed hereunder with a minimum of limitations.

(d) Any Collateral granted by any Guaranteeing Subsidiary under any Security Document shall, by inclusion of respective language in such Security Document(s), also be made subject to the limitations set out in this Section 2.3.

SECTION 2.4 Limitation for German Guarantors.

(a) The restrictions in this Section 2.4 shall apply only to any Guaranty and indemnity (the “German Guaranty”) granted by a Guarantor (a “German Guarantor”) incorporated under the laws of Germany as a limited liability company (“GmbH”) for liabilities of its direct or indirect shareholder(s) (upstream) or an entity affiliated with such shareholder (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) (cross-stream) (excluding, for clarification purposes any direct or indirect Subsidiary of such Guarantor).

(b) The restrictions in this Section 2.4 shall not apply to the extent the German Guarantor secures any indebtedness under the Notes to the extent they are on-lent or otherwise (directly or indirectly) passed on to the relevant German Guarantor or its Subsidiaries and such amount on-lent or otherwise passed on is not repaid for as long as such amounts on-lent or otherwise (directly or indirectly) passed on as set out above have not been the subject of an adjustment in the calculation of the relevant German Guarantor’s Net Assets in accordance with Section 2.4(d) below.

(c)	Restrictions on Payment.

(i) The parties to this Guaranty agree that if payment under the German Guaranty would (A) cause the amount of a German Guarantor’s net assets, as calculated pursuant to Section 2.4(d) below, to fall below the amount of its registered share capital (Stammkapital) or increase an existing shortage of its registered share capital in each case in violation of section 30 of the German Limited Liability Company Act (“GmbHG”) (such event is hereinafter referred to as a “Capital Impairment”) or (B) deprive the German Guarantor of the liquidity necessary to fulfill its financial liabilities to its creditors a (“Liquidity Impairment”), then the Trustee shall, subject to Section 2.4(c)(i) and (ii), demand payment under the German Guaranty from such German Guarantor only to the extent such Capital Impairment or Liquidity Impairment would not occur.

(ii) The restrictions set out in Section 2.4(c) in relation to a Liquidity Impairment shall cease to apply, if, at the time a demand for payment under the German Guaranty is made against a German Guarantor, such German Guarantor is unable to pay its debts as they fall due (zahlungsunfähig) or (ii) insolvency proceedings (Insolvenzverfahren) over any of such German Guarantor’s assets have been opened.

(iii) If the relevant German Guarantor does not notify the Trustee in writing (the “Management Notification”) within fifteen (15) Business Days after the Trustee notified such German Guarantor in writing of its intention to demand payment under the German Guaranty that a Capital Impairment or Liquidity Impairment would occur (setting out in reasonable detail to what extent a Capital Impairment or Liquidity Impairment would occur in the form of a management balance sheet (including explanations with regard to the Liquidity Impairment) and providing prima facie evidence that a realization or other measures undertaken in accordance with the mitigation provisions set out in Section 2.4(e) would not prevent such Capital Impairment and/or Liquidity Impairment), then the restrictions set forth in clause (i) of this Section 2.4(c) shall not apply.

(iv) If the relevant German Guarantor does not provide an Auditors’ Determination (as defined in Section 2.4(f)) within thirty (30) Business Days from the date on which the Trustee received the Management Notification, then the restrictions set out in clause (i) of this Section 2.4(c) shall not apply and the Trustee shall not be obliged to assign or make available to the German Guarantor any net proceeds realized.

(d) Net Assets. The calculation of net assets (the “Net Assets”) shall only take into account the sum of the values of the assets of the relevant German Guarantor determined in accordance with applicable law and court decisions and, if there is no positive going concern (positive Fortführungsprognose) based on the lower of book value (Buchwert) and liquidation value (Liquidationswert) (consisting of all assets which correspond to those items listed in section 266 subsection (2) A, B and C of the German Commercial Code (“HGB”)) less the relevant German Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to those items listed in accordance with section 266 subsection (3) B, C and D of the HGB). For the purposes of calculating the Net Assets, the following balance sheet items shall be adjusted as follows:

(i) the amount of any increase in the registered share capital of the relevant German Guarantor which was carried out after the relevant German Guarantor became a party to this Guaranty without the prior written consent of the Trustee shall be deducted from the amount of the registered share capital of the relevant German Guarantor;

(ii) any funds received by any Issuer under the issuance of the Notes which have been or are on-lent or otherwise passed on to the relevant German Guarantor or to any Subsidiary of such German Guarantor and have not yet been repaid at the time when payment under the German Guaranty is demanded, shall be disregarded for as long as no demand has been made in relation to such amounts on-lent or otherwise (directly or indirectly) passed on as set out above under the Guarantee by the relevant German Guarantor in accordance with Section 2.4(b) above; and

(iii) loans or other contractual liabilities incurred by the relevant German Guarantor in gross-negligent or willful breach of Notes Documents or the shall not be taken into account as liabilities.

(e)	Mitigation.

(i) The relevant German Guarantor shall realize, to the extent legally permitted and commercially justifiable in a situation where it does not have sufficient Net Assets to maintain its registered share capital, all of its assets that are shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of the assets but only if the relevant asset is not necessary for the German Guarantor’s business (betriebsnotwendig).

(ii) The limitations on demanding payment under this German Guaranty set out in this Section 2.4(e) shall not apply if and to the extent that the relevant German Guarantor is legally permitted to dissolve hidden reserves or setting-off claims to avoid demanding payment under the German Guaranty causing a Capital Impairment of the relevant German Guarantor provided that it is commercially justifiable to take such measures.

(f)	Auditors’ Determination.

(i) If the relevant German Guarantor claims that a Capital Impairment or Liquidity Impairment would occur on payment under this German Guaranty and the Trustee has requested an Auditors’ Determination (as defined below), the German Guarantor shall (at its own cost and expense) arrange for the preparation of a balance sheet by a firm of recognized auditors (the “Auditors”) in order to have such Auditors determine whether (and if so, to what extent) any payment under this German Guaranty would cause a Capital Impairment or Liquidity Impairment (the “Auditors’ Determination”).

(ii) The Auditors’ Determination shall be prepared, taking into account the adjustments set out in Section 2.4(d) above, by applying the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) based on the same principles and evaluation methods as constantly applied by the relevant German Guarantor in the preparation of its financial statements, in particular in the preparation of its most recent annual balance sheet, and taking into consideration applicable court rulings of German courts. Subject to Section 2.4(h) below, such Auditors’ Determination shall be binding on the relevant German Guarantor and the Trustee.

(iii) Even if the relevant German Guarantor arranges for the preparation of an Auditors’ Determination, the relevant German Guarantor’s obligations under the mitigation provisions set out in Section 2.4(e) above shall continue to exist.

(g) Improvement of Financial Condition. If, after it has been provided with an Auditors’ Determination which prevented it from demanding any or only partial payment under this German Guaranty, the Trustee ascertains in good faith that the financial condition of the relevant German Guarantor as set out in the Auditors’ Determination has substantially improved (in particular, if the relevant German Guarantor has taken any action in accordance with the mitigation provisions set out in Section 2.4(e)), the Trustee may, at the relevant German Guarantor’s cost and expense, arrange for the preparation of an updated balance sheet of the relevant German Guarantor by applying the same principles (unless a change of law or court practice requires otherwise) that were used for the preparation of the Auditors’ Determination by the Auditors who prepared the Auditors’ Determination pursuant to clause (i) of Section 2.4(f) above in order for such Auditors to determine whether (and, if so, to what extent) the Capital Impairment or Liquidity Impairment has been cured as a result of the improvement of the financial condition of the relevant German Guarantor. The Trustee may demand payment under this German Guaranty to the extent that the Auditors determine that the Capital Impairment or Liquidity Impairment has been cured.

(h) No Waiver. Nothing in this Section 2.4 shall limit the enforceability, legality or validity of this German Guaranty nor shall it prevent the Trustee from claiming in court that the provision of this German Guaranty by and/or demanding payment under this German Guaranty against the relevant German Guarantor does not fall within the scope of section 30 of the GmbHG. The Trustee’s rights to any remedies it may have against the relevant German Guarantor shall not be limited if it is ascertained by a final court decision that section 30 of the GmbHG did not apply. The agreement of the Trustee to abstain from demanding any or part of the payment under this German Guaranty in accordance with the provisions above shall not constitute a waiver (Verzicht) of any right granted under this Indenture or any other Notes Document to the Trustee, the Collateral Agent or any Secured Party.

SECTION 2.5 Limitation for Belgian Guarantors.

(a) The guarantee in this Article II does not apply to any liability of any Belgian Guarantor to the extent that such liability would result in the guarantee constituting unlawful financial assistance within the meaning of the Belgian Company Code. A “Belgian Guarantor” for the purposes of this Section 2.5 shall be any Guarantor with its main establishment (“voornaamste vestiging/établissement principal”) in Belgium.

(b) Further, the obligations of any Belgian Guarantor under the guarantee in this Article II shall in all events be limited to a maximum aggregate amount equal to the greater of:

(1)	an amount equal to 95 % of the greater of:

(A) the Net Assets (as defined below) of the Belgian Guarantor calculated on the basis of the last financial statements available on the date hereof;

(B) the Net Assets (as defined below) of the Belgian Guarantor calculated on the basis of the last audited financial statements or audited interim financial statements available on the date of the demand for payment by the Belgian Guarantor under the guarantee in this Article II; and

(C) the arithmetic mean of the Net Assets (as defined below) of such Belgian Guarantor on the basis of the last five audited financial statements of such Belgian Guarantor at the date a demand for payment is made under the guarantee in this Article II.

minus the amount paid or payable by such Belgian Guarantor pursuant to its guarantee obligations under the Credit Agreement.

For the purpose of this Section 2.5, “Net Assets” means the aggregate amount of the assets of the Belgian Guarantor as shown in the audited financial statements referred to above:

(i) less the aggregate amount of all financial indebtedness (schulden/dettes) referred to in Article 320 or 617 of the Belgian Company Code, owed by the Belgian Guarantor;

(ii) less the aggregate amount of the provisions (voorzieningen/provisions) referred to in Article 320 or 617 of the Belgian Company Code;

(iii) plus the aggregate amount of all financial indebtedness (schulden/dettes) referred to in Article 320 or 617 of the Belgian Company Code that are owed by the Belgian Guarantor to another member of the Group as a result of any on-lending by that member to the Belgian Guarantor of proceeds received from the issuance of the Notes,

and

(2)	the aggregate amount (plus any accrued interest thereon, expenses and fees) of:

(A) the amounts received by the Belgian Guarantor and by any Subsidiary of the Belgian Guarantor pursuant to the Notes, outstanding at any given time until the demand for payment by the Belgian Guarantor under the guarantee in this Article II; and

(B) any intra-group loans or facilities made available to the Belgian Guarantor and to any Subsidiary of the Belgian Guarantor by any other member of the Group using directly or indirectly all or part of the proceeds made available pursuant to the Notes.

SECTION 2.6 Limitation for Irish Guarantors. The Guarantee does not apply to any liability to the extent that it would result in the Guarantee constituting unlawful financial assistance within the meaning of, in respect of a Guarantor incorporated under the laws of Ireland, section 60 of the Companies Act 1963 of Ireland.

SECTION 2.7 Limitation for English Guarantors. Notwithstanding anything to the contrary in the Indenture or in any other Note Document, the obligations and liabilities of any Guarantor incorporated in England and Wales under the Guarantee shall not apply to the extent that it would result in any such obligations or liabilities constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006.

SECTION 2.8 Limitation for Italian Guarantors. The obligations of any Guaranteeing Subsidiary which is incorporated under the laws of the Republic of Italy (each an “Italian Guarantor”) under the Guarantee and any indemnity, including accessories damages and indemnities (including without limitation, claims for breach of representations and undertakings, tax gross up and indemnities and any other claim) shall be limited at all times, also for the purpose of section 1938 of the Italian Civil Code, to an amount not exceeding the greater of: (a) 120% of the sum of all amounts which, have been and will be on-lent (directly or indirectly) by the Issuers or any of their subsidiaries to such Italian Guarantor or any of its subsidiaries pursuant to section 2359 of the Italian Civil Code (each an “Italian Guarantor Subsidiary”) and that as of today amounts to EUR 12.887.000,00, provided that the repayment, in whole or in part, of any such amounts by the Italian Guarantor or any Italian Guarantor Subsidiary shall not have the effect of reducing the amount under this paragraph (a); and (b) an amount equal to the corporate capital plus reserve of the Italian Guarantor as of the date of execution of the relevant Guarantee, if higher, to 90% of the net worth (“Patrimonio Netto” as defined in section 2424 of the Italian Civil Code) of the Italian Guarantor resulting from time to time from its latest annual financial statements duly approved by its shareholders’ meeting resolution; in each case under (a) and (b) above, net of any amounts paid by such Italian Guarantor pursuant to an enforcement of the guarantee given by it under Section 11 of the Credit Agreement and/or any indemnity of the relevant Italian Guarantor under such Credit Agreement, but without prejudice to the provisions of the Notes Documents as to the sharing of collateral. Any Italian Guarantor shall only guarantee and indemnify the borrowings obligations of the Issuers under the Notes, it being understood that, in any event, the relevant Guarantee shall not be construed or interpreted in such a way that it shall be deemed to be void, unenforceable or ultra vires or cause the directors of the Italian Guarantor to be held in breach of applicable law and/or organisational documents. Any liability of an Italian Guarantor under the Guarantee and any indemnity shall not include and shall not extend, directly or indirectly, to any indebtedness incurred by any of the Issuers or their subsidiaries or affiliates in relation to the acquisition of the corporate capital of such Italian Guarantor and/or of any direct or indirect controlling entity of such Italian Guarantor and/or to purchase or subscribe other instruments giving the right to purchase shares or quotas in the corporate capital of such Italian Guarantor and/or of any direct or indirect controlling entity of such Italian Guarantor.

SECTION 2.9 Limitation for Luxembourg Guarantors.

(a)	Without limiting any specific exemptions set out below:

(1)	no Guaranteed Obligations will extend to include any obligation or liability; and

(2) no security granted by a Guarantor incorporated in Luxembourg (the “Luxembourg Guarantor”) will secure any Guaranteed Obligations,

if to do so would be unlawful financial assistance in respect of the acquisition of shares in itself under Article 49-6 or would constitute a misuse of corporate assets (abus des biens sociaux) as defined at Article 171-1 of the Luxembourg Act on commercial companies of 10 August 1915, as amended.

(b) Notwithstanding any other provision in this Indenture, the maximum amount payable by a Luxembourg Guarantor in respect of its Guaranteed Obligations and any amounts guaranteed by it under the Credit Agreement shall not, at any time, exceed the greater of:

(1) an amount equal to 95% of that Luxembourg Guarantor’s net assets (capitaux propres), existing as at the date of this Agreement, as shown in its most recently and duly approved financial statements (comptes annuels); and

(2) an amount equal to 95% of that Luxembourg Guarantor’s net assets (capitaux propres), existing as at the first date upon which the Trustee makes written demand upon the Luxembourg Guarantor to make payment in respect of any Guaranteed Obligations., as shown in its most recently and duly approved financial statements (comptes annuels).

For this purpose “net assets (capitaux propres)” will be determined in accordance 319 with Article 34 of the Luxembourg Act of 19 December 2002 on the Register of 320 Commerce and Companies, on accounting and on annual accounts of the companies.

(c) The limit in paragraph (b) above will not apply to any Guaranteed Obligations in respect of any amounts financed directly or indirectly by the issue of the Notes and on-lent to the direct or indirect subsidiaries of that Luxembourg Guarantor or any other liabilities of the Subsidiaries of the Luxembourg Guarantor’s under the Indenture.

SECTION 2.10 Limitation for Swedish Guarantors. The obligations of any Guarantor incorporated in Sweden in its capacity as a Guarantor (each a “Swedish Guarantor”) shall be limited if (and only if) and to the extent required by an application of the provision of the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)) (or its equivalent from time to time) regulating distribution of assets (including profits and dividends and any other form of transfer or value) (Chapter 17, Section 1-3 (or its equivalent from time to time)) and it is understood that the liability of each Swedish Guarantor under this Indenture only applies to the extent permitted by the above mentioned provisions of the Swedish Companies Act, provided that all steps available to the Swedish Guarantors and their respective shareholder to authorize their obligations under the Indenture have been taken.

SECTION 2.11 French Collateral Guarantor Parallel Debt Provisions.

(a) Each Guarantor which is party to any Security Document governed by French law (the “French Collateral Guarantors”) hereby irrevocably and unconditionally undertakes to pay to the Collateral Agent as creditor in its own right and not as a representative of the other Secured Parties amounts equal to any amounts owing from time to time by that Guarantor to any Secured Party under any Notes Document as and when those amounts are due for payment under the relevant Notes Document.

(b) Each French Collateral Guarantor and the Collateral Agent acknowledge that the obligations of each French Collateral Guarantor under Section 2.11(a) are several and are separate and independent from, and shall not in any way limit or affect, the corresponding obligations of that French Collateral Guarantor to any Secured Party under any Notes Document (its “Corresponding Debt”) nor shall the amounts for which each French Collateral Guarantor is liable under Section 2.11(a)) (its “Parallel Debt”) be limited or affected in any way by its Corresponding Debt provided that: (i) the Parallel Debt of each French Collateral Guarantor shall be decreased to the extent that its Corresponding Debt has been irrevocably paid or (in the case of guarantee obligations) discharged and (ii) the Corresponding Debt of each French Collateral Guarantor shall be decreased to the extent that its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged.

(c) The Collateral Agent acts in its own name and not as a trustee, and its claims in respect of the Parallel Debt shall not be held on trust. The Security Documents governed by French law granted under the Notes Documents to the Collateral Agent to secure the Parallel Debt is granted to the Collateral Agent in its capacity as creditor of the Parallel Debt and shall not be held on trust.

(d) All monies received or recovered by the Collateral Agent pursuant to this Section 2.11, and all amounts received or recovered by the Notes Documents from or by the enforcement of any Security Documents governed by French law granted to secure the Parallel Debt, shall be applied in accordance with this Agreement.

(e) Without limiting or affecting the Collateral Agent’s rights against the French Collateral Guarantors (whether under this Section 2.11 or under any other provision of the Notes Documents), each French Collateral Guarantor acknowledges that nothing in this Section 2.11 shall impose any obligation on the Collateral Agent to advance any sum to any French Collateral Guarantor or otherwise under any Notes Document.